Exhibit 99.1

DEFSEC Technologies Inc. Announces AGM Results

OTTAWA, ON February 23, 2026 – DEFSEC Technologies Inc. (TSXV: DFSC and DFSC.WT.U; NASDAQ: DFSC and DFSCW) ("DEFSEC" or the "Company") today announced the results of its 2026 Annual and Special Meeting of shareholders held on Thursday, February 19, 2026.

Shareholders approved all the resolutions detailed in the amended and restated management information circular of the Company dated January 14, 2026, namely:

•	To set the number of Directors at seven;
•	Electing all the nominees to the Board of Directors of the Company;
•	Appointing MNP LLP as auditor of the Company for the ensuing year and authorizing the directors to determine the auditor’s compensation; and
•	Approving the Company’s amended long term incentive plan.

For further information, please contact:

Jennifer Welsh, Chief Financial Officer and Chief Compliance Officer
welsh@defsectec.com

Sean Homuth, President and Chief Executive Officer
homuth@defsectec.com

Jason Frame, Investor Relations
+1 (587) 225-2599
frame@defsectec.com

About DEFSEC

DEFSEC (TSXV: DFSC) (TSXV: DFSC.WT.U) (NASDAQ: DFSC) (NASDAQ: DFSCSW) (FSE: 62UA) develops and commercializes breakthrough next-generation tactical systems for military and security forces. The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other DEFSEC products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The company also has a new proprietary less-lethal product line branded PARA SHOTTM with applications across all segments of the non-lethal market, including law enforcement. The Company is headquartered in Ottawa, Canada.

For more information, please visit https://www.defsectec.com

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.